MADISON EXPLORATIONS INC.
         NEVADA INCORPORATED DIAMOND EXPLORATION COMPANY


[Madison Exploration Logo Appears Here]


December 16, 2005

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention:

Dear Sirs:

Re:      Madison Explorations, Inc.
         Registration Statement on form 10 SB
         Commission File No. 0-51302

This letter is in reply to your letter of November 29, 2005.

Below is an explanation of our modifications to the original file, based on the comments you have made. The numbering system in this letter corresponds to the numbering system in your letters to us.



GENERAL:

     1. With respect to our previous comment 1 of our letter dated June 9, 2005, we note your revisions. Please continue your revisions as there are still various areas in the document where you discuss Canadian dollars without providiing a translation to United States Dollars.

          We have now revised the entire document. Anywhere we have discussed Canadian dollars we have also provided a translation to United States dollars.

Part I
ITEM 1.  DESCRIPTION OF YOUR BUSINESS

     2. Your attention is directed to the prior comment 1 of your June 21, 2005 letter. Please more fully identify Echo Resources, which was granted an option in your "Bulls Eye" property. Advise how you became familiar with Echo Resources with whom you have entered into two significant agreements.

          We have added a description of Echo Resources, Inc. Into our filing, as follows:

          Echo Resources, Inc., formerly known as TVE Corporation ("Echo") is a Delaware corporation with its principle office located at 500 Austrailian Avenue, West Palm Beach, FL. It has approximately 200 shareholders, and is pubically traded on the Over the Counter Bulletin Board under the symbol "ECHR." Echo is engaged as a pre-exploration stage company with its business strategy focussing on the development and exploration of diamond and gold mines in Canada. Echo became aware of Madison through Madison's website and followup discussions resulting therefrom.


     3. In the fifth paragraph on page 3, you state you signed an acquisition agreement on June 16, 2005. However, the agreement appears to have been consummated in 2004. Also, in other areas of the document you discuss an acquisition agreement dated June 16, 2004. Please revise the document to provide consistent information throughout.

          The date you refer of June 16, 2005 was in error. We signed the acquisition agreement on June 16, 2004. The paragraph has now been amended to reflect the correct date.

     4.   In the last paragraph on page three, you state "(i)f Echo Resources
          Inc. pays the $44,000...." Based on the financial statements, it appears that Echo has already paid the $44,000 as of December 31, 2004. Revise the disclosure or explain to us your accounting treatment of $44,000.

          Echo Resources paid the $44,000 as of December 31, 2004. We have amended this paragraph to state the following:

         "Echo Resources has paid the $44,000 due to us. If Echo funds half of the proposed exploration, then it will earn a 20% interest in the property."

     5. In the second paragraph on page 4 you state that you recorded the $50,000 received for the Bronco property interest as a deposit. Revise to clarify that the deposit is reflected as a liability on the balance sheet.

          We have revised the paragraph by adding the following sentences: "The deposit is reflected as a liability on the balance sheet in order to better match the expenses to their related revenue source. As funds are spent on this property, the company will bring the corresponding revenue amount into income. If the Company decides to abandon the property then any remaining deposit will be brought into income in that year."

          ACQUISITION AGREEMENT

     6. Your attention is directed to prior comment 4 of our June 21, 2005 letter, as previously requested, disclose how much Mr. Fu and Dr. Montgomery purchased the Scout Lake Property for and that the Acquisition Agreement requires Madison to loan the mine development costs to be borne by Dr. Montgomery and Mr. Fu.

          We have added the following dislcosure:
          Mr. Fu and Dr. Montgomery purchased the Scout Lake Property for CAD $7,800 or approximately USD $6,610. The Acquisition Agreement does require Madison to loan the mine development costs to be borne by Dr. Montgomery and Mr. Fu.

     7. In the second paragraph on page 5, you discuss certain properties that were claimed in April 2002 and July of 2004. Revise to provide the names of these properties.

          All of the claims discussed in the second paragraph on page five are part of the "Scout Lake Property." The claims recorded in April 2002 under numbers S-135705, S-135706, and S-135707 are the original land claims comprising the Scout Lake Property on which drilling activity occurred. These have been allowed to lapse. The claim numbers relating to the Scout Lake property are S-137962 and S-137963, were claimed by Scout Resources in July 2004.

          EXPLORATION PROGRAM

     8. Please put the references to Fort a la Corne District and the Wood Mountain District in context. We understand that your focus will now be on the Wood Mountain District, specifically the Val Marie area.

          The following area descriptions have been added to our document in the section named "Exploration Program":

          "Two areas in Saskatchewan have been designated as having diamond discovery potential. They are the Fort a la Corne District and the Wood Mountain District.

          The Fort a la Corne District is the area surrounding Prince Albert in North-Central Saskatchewan Canada. The Fort a la Corne area of Saskatchewan hosts one of the most extensive kimberlite fields in the world. Over 70 kimberlites exist in the Fort a la Corne area and over 70 percent of these have been shown to contain diamonds. Shore Gold Inc has discovered a diamond bearing kimberlite within the Fort a la Corne area, and is currently conducting a Pre-Feasibility Study to determine the commercial viability of their find.

          The Wood Mountain area an area in which high occurances of diamond indicator minerals have been found, similar to those at Fort a la Corne. The Wood Mountain area is in South-West Saskatchewan

          The Company's focus will be on properties that are in or near the Wood Mountain area, near the towns of Val Marie and Wideview. It is noted that both of these towns lie in defined Wood Mountain area."

          A Mineral Resouce Occurance Map of Saskatchewan has been included as supplemental information to this filing that graphically illustrates each of the named diamond potential areas.



     ITEM 2.  PLAN OF OPERATION

     9. As previously requested by our prior comment 12 of our June 21, 2005 letter, please discuss the costs associated with being a publicly traded company. We note your disclosure that your officers and directors have agreed to pay all the costs associated with being a public company. We note that these costs are in addition to the significant costs associated with your exploration projects. As previously requested, please discuss the consequences to investors if you fail to satisfy your reporting obligations.

          We have revised our disclosure to state the following:

         "The officers and directors have agreed to pay all costs and expenses of having us comply with the federal securities laws (and being a public company). We estimate that these costs will be approximately $20,000 per year. Our officers and directors have also agreed to pay the other expenses of the Company, excluding those direct costs and expenses of data gathering and mineral exploration, should the Company be unable to do so. To implement our business plan, we will need to secure financing for our business development. We have no source for funding at this time.

         If we are unable to raise additional funds to satisfy our reporting obligations, investors will no longer have access to current financial and other information about our business affairs."

     10. With respect to your geological report furnished supplementally, please advise why the report is dated July 2005, a date after the filing of the Form 10-SB filing.

          The Geological report has a date of July 2005 as that is date in which the most up to date changes had been to that version of the report.

          ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS

     11. Provide supplement support for the statements that Mr. Stunder was awarded "International honors for technology projects under his direction" and that Dr. Montgomery is a recognized diamond specialist having worked on several diamond and mining projects around the World" Identify the Swiss firm for which Mr. Haskins worked as the CFO and Executive director.

          The following descriptions of the key directors have been modfied to include the following:

          "Mr. Stunder was awarded "Best Integrated Customer Relationship Management/Ebusiness Solution" from the Microsoft Industry Solutions Awards in 2000 and Internet World's "Best Canadian Recreational Website" in 1998. Both of these awards were achieved while Mr. Stunder was employed by Intrawest Corporation as the Director of Ecommerce.

          Dr. Montgomery received his Ph.D. in Geology from Queen's University (Ontario) and University of British Columbia in 1967. In 1968, he founded Montgomery consultants consulting firm engaged in mining exploration, property evaluation, property development, syndicate management, ore reserve estimates and computer application in the mining industry. Clients have included many major and junior mining companies, Canadian federal and provincial governments and United Nations. In 1994, Dr. Montgomery presented "Diamond Exploration in Canada" - An Update, for the Canadian Institute of Gemology." We have removed the reference to Dr. Montgomery as a recognized diamond specialist.

          We have disclosed that the Swiss firm for which Mr. Haskins worked as CFO and Executive Director was Vontobel Private Equity Management (Cayman) Ltd.

Financial Statements

NOTE 3 - MINERAL CLAIMS

     12. In this footnote, you state that the company must spend certain amounts on exploration work by October 1, 2005 and by July 1, 2006. These dates do note agree to the dates of May 31, 2006 and May 31, 2007 as disclosure in "Acquisition Agreement" on page 4 (and per the amended agreement dated September 1, 2005.) Please revise the footnote to include the most current information practicable.

          We have amended the financial statement notes to reflect the amended dates of May 31, 2006 and May 31, 2007.

          HERBERT ANOMALY (AKA BULLS-EYE TARGET), PAGE F-10

     13. You State, "(a)fter six months, Echo will be required to fund 50% of any exporation work." Revise to disclose the date by which Echo must fund the exploraiton work, as noted in "Description of Business" on page 4. Revise to clarify if the company must refund the $44,000 payment by Echo if they did not fund the exploration. Revise to disclose all material terns and conditions of the agreement in the notes to the financial statements.

          We have added the phrase ,,non-refundable" in front of the word ,,consideration" in order to clarify the nature of the payment. We have also included the date (February 28th) after which Echo will be required to fund 50% of any additional exploration.

          The amended note now reads:

          Pursuant to an agreement consummated on September 19, 2004, the Company sold an option for 20% interest in revenue from the mineral claims the Company has in the Herbert Anomaly in Saskatchewan to Echo Resources, Inc. ("Echo") in non-refundable consideration of $44,000. This is treated as a deferred income on the financial statements to be recognized when the expenses of the exploration occur to match revenues to the associated expenses.

          After February 28, 2006, Echo will be required to fund 50% any additional exploration work on the property to maintain its 20% interest. If the Company decides not to continue work on the property, Echo will have the first right of refusal to continue development of the site.



          NOTE 4 - RELATED PARTY TRANSACTIONS, PAGE F-11

     14. In "Exploration Program" on page 5, we note your discussion of the fees paid to Montgomery Consultants Ltd., a related party. Revise to disclose the dollar amounts of all related party transactions for each of the periods for which statement of operations are presented, where material. Refer to SFAS 57.

          We have added a paragraph to Related Party notes for the financial statements as at December 31, 2004, June 30, 2005 and September 30, 2005. The December 31, 2004 note now reads:

          For the year ended December 31, 2004, $12,186 of exploration and development expenses was paid to Montgomery Consultants, Ltd., a related party controlled by a director of the Company.

          INTERIM FINANCIAL STATEMENTS, PAGE F-1

     15. Revise the Interim Financial statements and notes thereto to conform to any applicable changes to the annual financial statements. Also, revise the Forms 10-QSB as of June 30, 2005 and September 30, 2005 and the notes thereto to conform to the applicable changes to the annual and interim financial statements as applicable.

          As requested we will re-edgarize and re-file all documents you have mentioned above as a part of this amended filing.

          STATEMENT OF OPERATIONS, PAGE F-2

     16. You need only present interim financial statements for the year-to-date periods in a registration statement. Revise to delete the quarterly statements of operations for the three months ended June 30, 2005 and 2004 and reference to the three month period in the notes to the financial statements. Refer to Item 310 (b) of Regulation S-B.

          These columns have now been removed in our Statement of Operations.

          STATEMENT OF CASH FLOWS, PAGE F-3

     17. You provide statement of cash flow information for the period of "Decemeber 3, 1998 (inception) to June 30, 2005". Revise to present cash flow information for the period of June 15, 1998 to June 30, 2005, as June 15, 1998 appears to be the correct inception date.

          The column now reflects the correct date of June 15, 1998, the previous was an error.

          NOTE 3 - ACCOUNTING PRONOUNCEMENTS, PAGE F-7

     18. Revise your footnotes to disclose the impact the SFAS 153 will have on your financial position and results of operations when such standard is adopted. Refer to SAB Topic 11.M.

          We have added a paragraph to note 3 to read:

          In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29" ("SFAS No. 153"). SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB Opinion No. 29, "Accounting for Nonmonetary Transactions," provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception of exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 became effective for our Company as of July 1, 2005. The Company will apply the requirements of SFAS No. 153 on any future nonmonetary exchange transactions and does not believe it will have a material impact on our consolidated financial statements.

          FORM 10-QSB AS OF SEPTEMBER 30, 2005
          GENERAL

     19. Explain why you have included a management certification of Mr. Haskins, your Treasurer.

          We have removed the management certification from the Form 10QSB as of September 30, 2005 and June 30, 2005.

          STATEMENT OF OPERATIONS, PAGE F-2

     20. It appears that the statement of operations for the three months and six months ending September 30, 2004 include the activity for the three months and six months, ended September 30, 2005 and vice versa. Please revise the statements so they reflect the transactions from the appropriate periods.

          The statements have now been corrected with the correct period.

          PLAN OF OPERATION

     21.  Explain why you included the disclosure of new shell company rules.

          The disclosure of new shell company rules has been removed from our filing.

ITEM 4. CONTROLS AND PROCEDURES

     22. Your disclosure must conform to the requirements of Item 307 of Regulation S-B. Please ensure that you either include the definition of controls and procedures in 13a-15(b). Clarify that Mr. Haskins is your Chief Financial Officer.

          We have disclosed the following in our amended quarterly report on Form 10-QSB for the period ended September 30, 2005:

          EVALUATION OF DISCLOSURE ON CONTROLS AND PROCEDURES

          We evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2005. This evaluation was conducted by Kevin Stunder, our chief executive officer and Joel Haskins, our chief financial officer.

          Disclosure controls are controls and other procedures that are designed to ensure that information that we are required to disclose in the reports we file pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported.

          LIMITATIONS ON THE EFFECTIVE OF CONTROLS

          Our management does not expect that our disclosure controls or our internal controls over financial reporting will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but no absolute, assurance that the objectives of a control system are met. Further, any control system reflects limitations on resources, and the benefits of a control system must be considered relative to its costs. These limitations also include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of a control. A design of a control system is also based upon certain assumptions about potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

          CONCLUSIONS

          Based upon their evaluation of our controls, our chief executive officer and chief financial officer have concluded that, subject to the limitations noted above, the disclosure controls are effective providing reasonable assurance that material information relating to us is made known to management on a timely basis during the period when our reports are being prepared. There were no changes in our internal controls that occurred during the quarter covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls.

          We confirm that Mr. Haskins is our Chief Financial Officer.


Regards,


/s/ KEVIN STUNDER
__________________________
Kevin Stunder
Chief Executive Officer
Madison Explorations, Inc.